Mail Stop 6010

April 26, 2007

Via U.S. Mail and Facsimile to (818) 700-9661

Cesar M. Garcia
Chief Financial Officer
Iris International, Inc.
9172 Eton Avenue
Chatsworth, CA 91311

> **Re:    Iris International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 23, 2007**
> **Form 8-K filed March 7, 2007**
> **File No. 001-11181**

Dear Mr. Garia:

      We have reviewed your filing and have the following comments.  We have limited our review of your filing to only those issues we have addressed in the comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Statements of Operations, page 42

1.      Revenue and the related cost of sales from rental or service arrangements that
        account for more than 10% of net sales should be separately presented on the face
        of this statement. Please revise future filings as necessary to separately present the
        revenues and related costs of sales from tangible goods, services and rentals on
        your consolidated statements of income or tell us how your current presentation
        complies with Rule 5-03(b)(1) and Rule 5-03(b)(2) of Regulations S-X.

Note 2. Summary of Significant Accounting Policies, page 47

Revenue Recognition, page 49

2.      We see from your disclosure on page 10 that you sell your products
        internationally through distributors and on page 61 that approximately $20.1
        million of your sales are to international customers. Please describe for us the
        significant terms of your agreements with distributors, including payment, rights
        of return, exchange, price protection and other significant matters. Explain and
        support why it is appropriate to recognize revenue to international distributors at
        the time of shipment. Refer to SAB 104 and SFAS 48 as necessary. Please also
        revise future filings to comply.

Note 3. Acquisitions, page 52

3.      We see that a significant portion of the purchase price of Leucadia Technologies
        was allocated to in-process research and development. Please tell us and revise
        future filings to disclose the nature of the in-process projects acquired and how
        the fair value was determined. Please also tell us the state of completion at
        acquisition and the extent of effort necessary to complete the in-process
        project(s), including costs.  Disclose whether the technology was brought to
        fruition, and if not, disclose why not. Additionally, in periods after a significant
        write-off you should discuss the status of efforts to complete the projects, and the
        actual or expected impact of any delays on your expected investment return,
        results of operations and financial condition.

Exhibit 31

4.      We note the Section 302 certification of your CEO and CFO are not in the proper
        form as paragraph 4 improperly references Exchange Act Rules 13a-14 and 15d-
        14 and Exchange Act Rules 13a-15-15(f). In future filings, please file Section 302
        certifications set forth in Item 601(b)(31) of Regulation S-K which properly refer
        to Exchange Act Rules 13a-15(e) and 15d-15(e) and Exchange Act Rules 13a-
        15(f), respectively.  Additionally, as part of your response, please represent to us

that the Section 302 certifications meet the definitions as detailed in Exchange Act Rules 13a-15(e) and 15d-15(e) and Exchange Act Rules 13a-15(f).

5.      In this regard, we note that that the certification filed as required by Exchange Act Rule 13a-14(a) improperly labels the report as an "Annual Report" in paragraphs 1, 2, 3 and 4. In future filings, the certification should be revised so as to not include a reference to "Annual" or "Quarterly" reports. Refer to Item 601(b)(31) of Regulation S-K.

Form 8-K filed March 7, 2007

6.      We note that you present your non-GAAP measures and reconciliations in the form of supplemental information as adjusted statements of operations. This format may be confusing to investors as it also reflects several non-GAAP measures, including (and not necessarily limited to) non-GAAP cost of good sold, non-GAAP gross margin, non-GAAP total operating expenses, non-GAAP operating income (loss), non-GAAP income (loss) before income taxes, non-GAAP income taxes provision (benefit), non-GAAP net income (loss) and non-GAAP basic net income (loss) per share which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format.  Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for **each** non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

·       To eliminate investor confusion, please remove the adjusted statements of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.
·       Please note that in the event that your Form 8-K is incorporated by reference into a 1933 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission.  At that time, we may request an amendment to the Form 8-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters.  In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant